NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

NYSE MKT LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 29, 2012, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(3) That on October 15, 2012 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

In connection with the merger between Invesco Van Kampen Massachusetts
Value Municipal Income Trust and Invesco Van Kampen Municipal Trust, which became effective before the opening on October 15, 2012, each share of Common Shares of Beneficial Interest of Invesco Van Kampen Massachusetts Value Municipal Income Trust was exchanged for an equivalent dollar amount of Common Share of Beneficial Interest of Invesco Van Kampen Municipal Trust. The number of shares depended on the relative net asset values of the shares of both funds on the effective date of the merger.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 15, 2012.